INUVO, INC.

15550 Lightwave Drive

Suite 300

Clearwater, FL 33760

telephone (727) 324-0046

wallace.ruiz@inuvo.com

December 13, 2011

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inuvo, Inc. (the “Company”)
Registration Statement on Form S-4
Filed on November 14, 2011
File No. 333-177983

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated December 2, 2011. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed Amendment No. 1 to the above-captioned Registration Statement on Form S-4 (“Amendment No. 1”) which has been revised to reflect the Company’s responses to the staff’s comments set forth below. Under separate cover, we are providing Mr. Henderson with courtesy copies, marked to show the revisions and keyed to the comments.

Accounting Treatment of the Merger, page 14

1.	Disclose the factors you considered in determining that Inuvo is the accounting acquirer in the merger transaction. Also tell us in detail how you applied the guidance of paragraphs 805-10-55-11 through 55-15 of the ASC in evaluating the appropriate accounting treatment for the transaction.

RESPONSE: The Company examined all factors in its determination that the Company is the accounting acquirer in the merger transaction with Vertro, including all the requirements of ASC paragraphs 805-10-55-11 through 55-15. Below is a summary of the Company’s analysis and conclusions:

•

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities (805-10-55-11).

Company conclusion: This section is not applicable as the merger transaction involves the exchange of equity interests.

Pursuant to ASC 805-10-12 Application of the Acquisition Method – Acquiring Entity (U.S. GAAP), when stock is used, the determination of the acquirer is usually evident from the facts and circumstances. If the identity of the acquirer is unclear, the following facts and circumstances shall be considered in making the determination of the acquirer for business combinations effected by exchanging equity interests:

•

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities (805-10-55-12(a)).

Company conclusion: After consideration of options and warrants of the combined company, on a fully diluted basis, it is estimated that Vertro stockholders will hold 48.6% of the outstanding shares of the combined company, and Inuvo stockholders will hold 51.4% of the combined company. Thus, this supports the position that the Company is the accounting acquirer.

•

The existence of a large non-controlling voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest non-controlling voting interest in the combined entity (805-10-55-12(b)).

Company conclusion: Based upon publicly filed information, the largest expected stockholder of the combined company currently beneficially owns both shares of the Company (13.1%) and Vertro (14%). As a result, the Company does not deem this factor to be conclusive as to the determination of the accounting acquirer.

•

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity (805-10-55-12(c)).

Company conclusion: As set forth in the merger agreement, the board of directors (governing body) of the surviving company will consist of three board members from the Company, three board members from Vertro, and one independent board member selected by the combined six members chosen from both companies. As the representation on the board of directors of the surviving company will consist equally of members of both companies, the Company does not deem this consideration conclusive to the determination of the accounting acquirer.

•	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity (805-10-55-12(d)).

Company conclusion: Senior management of the combined company is expected to be current Company and Vertro employees as illustrated below:

Company	Vertro

Executive Chairman	President and Chief Executive Officer
Chief Financial Officer	General Counsel and Secretary
Senior Vice President of Search Senior Vice President of New Business	Vice President of Strategy and Business Development

Chief Technology Officer

The Company’s current CEO will assume the newly formed position of Executive Chairman of the Board. The majority of the combined company’s senior management team is expected to be comprised of current Company management, and therefore indicates the Company is the accounting acquirer.

•

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities (805-10-55-12(e)).

Company conclusion: Based on the respective trading prices of shares of the Company’s and Vertro’s common stock on October 14, 2011, the merger consideration to be received by Vertro stockholders represented:

•	an implied premium of approximately 68% over the closing price of Vertro’s common stock on October 14, 2011, the last trading day prior to the announcement of the execution of the merger agreement;

•	an implied premium of approximately 69% over the average closing prices of Vertro’s common stock over the 30 days prior to the announcement of the execution of the merger agreement;

•	an implied premium of approximately 60% over the average closing prices of Vertro’s common stock over the 60 days prior to the announcement of the execution of the merger agreement; and

•	an implied premium of approximately 45% over the average closing prices of Vertro’s common stock over the 90 days prior to the announcement of the execution of the merger agreement.

The Company concluded that the implied premium to be received by the Vertro stockholders is conclusive to the determination that the Company is the accounting acquirer.

Pursuant to ASC 805-13 through 15, the following criteria are indications of determination of which entity is the accounting acquirer:

•

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities (805-10-55-13).

Company conclusion: The overall financial position of both entities is relatively consistent as of September 30, 2011, the most recently available financial information. The Company has substantially more assets ($12.8M versus $9.3M) and liabilities ($9.7M versus $6.2M); however total equity between the two companies is comparable ($3.1M versus $3.1M). Total sales for the Company and Vertro, on an annual basis for the most recently completed year ended December 31, 2010, are approximately $50M and $36M, respectively. Market capitalization was not considered due to the continuous fluctuation of both companies’ market capitalizations since June 30, 2011 and through the date of this response. Based upon the size of the companies, the Company is deemed to be the larger entity and thus indicates it is the accounting acquirer.

•

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph (805-10-55-14).

Company conclusion: This consideration is not applicable as the business combination does not include more than two entities.

•

A new entity formed to effect the business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Company conclusion: This consideration is not applicable as the business combination does not result in the formation of a new entity.

Overall Conclusion:

Since most of the considerations above did not lead to a definitive conclusion as to who the accounting acquirer was in the pending merger between the Company and Vertro, the Company relied upon the fact that it would have control on a fully-diluted basis, it was the larger of the two entities and the majority of the senior management team as well as its finance and accounting operations will be running the combined company to determine that the Company was the accounting acquirer pursuant to ASC paragraphs 805-10-55-11 through 55-15.

Certain Unaudited Prospective Financial Information, page 57

2.	We note the presentation of EBITDA and Adjusted EBITDA in your document. You should reconcile the presentation of these Non-GAAP items to the most directly comparable measure calculated and presented in accordance with GAAP. Further please include a statement disclosing the reasons why you believe the presentation of the non-GAAP measure provides useful information to your investors regarding your financial condition and results of operations and a statement disclosing the additional purposes, if any, for which you use the non-GAAP measure. Please refer to guidance in Section 101 of the Division’s Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE: Pursuant to Item 1015 of Regulation M-A, we have included references to non-GAAP financial measures, including EBITDA and Adjusted EBITDA, as part of a summary of the opinions provided by the financial advisors to the Company’s board of directors and the Vertro board of directors. The guidance in Section 101 of the Division’s Compliance and Disclosure Interpretations provides in the answer to Question 101.01 that “there is an exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A, which applies even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. [Jan. 11, 2010].” Accordingly, we have not reconciled the presentation of the non-GAAP items to the most directly comparable measure calculated and presented in accordance with GAAP, nor have we included a statement disclosing the reasons we believe the presentation of the non-GAAP measures provides useful information to investors or any additional purposes for which we use the non-GAAP measures.

We have relied on the exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A because the non-GAAP financial measures we disclosed were part of financial projections used in the preparation of financial analyses, and at the time we provided such financial projections to our financial advisors we did not include comparable measures calculated and presented in accordance with GAAP. Our inclusion of non-GAAP financial measures is for historical purposes to accurately disclose the financial projections we provided to our financial advisors. The projections described were not prepared with a view to public disclosure, and thus including the additional disclosures required by Regulation G and Item 10(e) of Regulation M-A would be inappropriate.

Material U.S. Federal Income Tax Consequences of the Merger, page 79

3.	It is unclear whether the tax discussion section is counsel’s opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

•	Counsel must present its full opinion in this section of the document.

•

In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel’s opinion. Delete all references to the discussion being a general discussion or of general applicability.

•

Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

•

Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of the effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Alternatively, advise whether you intend to obtain and file a long-form tax opinion.

RESPONSE: We are filing short-form tax opinions as Exhibits 8.1 and 8.2 to the registration statement in Amendment No. 1 and have taken into account the staff’s guidelines in doing so. We have also revised the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 80 of Amendment No. 1 in accordance with the staff’s guidelines.

4.	We note your disclosure which states “proved that the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, for U.S. federal income tax purposes, in general…” Neither you nor counsel may assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction does qualify as a reorganization under Section 368(a).

RESPONSE: We have revised the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 80 of Amendment No. 1 to remove all statements assuming the tax consequences of the transaction and have clearly stated that the transaction does qualify as a reorganization under Section 368(a).

5.	Please remove all uses of the words “in general” on page 80 to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word “should” to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

RESPONSE: We have revised the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 80 of Amendment No. 1 to remove the words “in general” to modify all conclusions of counsel about the tax consequences.

We trust the foregoing adequately responds to the staff’s comments. The Company acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wallace D. Ruiz

Wallace D. Ruiz, Chief Financial Officer